From:	Magovern, Andrea Ottomanelli
To:	Robert Rhatigan; Fields, Brent J.; Parachkevov, Asen; Hahn, Jaea F.
Cc:	Greg Collett; John H. Lively; J. Stephen King Jr.
Subject:	RE: ETF Opportunities Trust - REX-Osprey(TM) SOL + Staking ETF & REX-Osprey(TM) ETH +Staking ETF
Date:	Friday, June 27, 2025 2:29:00 PM
Attachments:	image001.png
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Hi Bobby. The staff has no further comments at this time. Thanks.

Andrea Ottomanelli Magovern

Assistant Director

Division of Investment Management

OFFICE +1 202-551-6768

magoverna@sec.gov



From: Robert Rhatigan <robert.rhatigan@practus.com>

Sent: Friday, June 27, 2025 1:53 PM

To: Magovern, Andrea Ottomanelli <MagovernA@SEC.GOV>; Parachkevov, Asen <parachkevova@SEC.GOV>; Hahn, Jaea F. <HahnJa@SEC.GOV>

Cc: Greg Collett <gcollett@rexfin.com>; John H. Lively <john.lively@practus.com>; J. Stephen King Jr. <stephen.king@practus.com>

Subject: ETF Opportunities Trust - REX-Osprey(TM) SOL + Staking ETF & REX-Osprey(TM) ETH +Staking ETF

Hi Andrea:

Can you please confirm whether all of the Staff's comments on the latest 485(b) filing for the REX-Osprey[TM] SOL + Staking ETF and REX-Osprey[TM] ETH + Staking ETF, each series of ETF Opportunities Trust, have been resolved, or if there are any further comments that need to be addressed?

Regards,

Bobby

Robert (Bobby) Rhatigan ☐
Partner

(703) 215-8011
robert.rhatigan@practus.com
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